Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012
Net income	$82	$190	$207	$400
Income tax expense	(31)	29	(33)	55
Interest expense and related charges	374	232	668	409
EBITDA	$425	$451	$842	$864
Oncor Holdings distributions of earnings	80	69	158	153
Interest income	(284)	(310)	(572)	(559)
Equity in earnings of unconsolidated subsidiary (net of tax)	(141)	(141)	(270)	(305)
Adjusted EBITDA per Incurrence Covenant	$80	$69	$158	$153
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	785	764	1,621	1,564
Adjusted EBITDA per Restricted Payments Covenant	$865	$833	$1,779	$1,717